UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EMBRAER AND TELEBRAS JOIN FORCES IN BRAZILIAN SATELLITE PROGRAM

São Paulo, Brazil, May 29th, 2012 – Embraer S.A. and Telecomunicações Brasileiras S.A. (Telebras) signed a shareholder agreement, today, to form Visiona Tecnologia Espacial S.A., whose capital will belong 51% to Embraer and 49% to Telebras. Initially, Visiona will focus on the Brazilian Geosynchronous Satellite, in line with a Memorandum of Intent announced in November 2011.

The Brazilian Geosynchronous Satellite will serve the satellite communications needs of the Federal Government, including the National Broadband Program and a wide range of strategic defense transmissions.

Visiona’s head offices will be located in the Technological Park of the city of São José dos Campos, São Paulo, Brazil, where it also intends to establish a Space Technology Development Center, working in partnership with Brazil’s most relevant aerospace educational and research organizations, and accelerating the capabilities of the Brazilian space industry.

“This project is a historic step for advancing the technological and industrial readiness of Brazil’s space industry, and Embraer is happy and proud to be the strategic partner of Telebras and the Brazilian Government in this important development,” said Frederico Curado, Embraer President and CEO.

Contacts:

André Gaia – Head of Investor Relations

Juliana Villarinho Nascimento Kassiadis – Investor Relations

Paulo Ferreira – Investor Relations

Caio Pinez – Investor Relations

Cláudio Massuda – Investor Relations

Luciano Froes – Investor Relations

Phone: +55-12-3927-4404 – Brazil

Phone: 1-954-359-3492 – USA

E-mail: investor.relations@embraer.com.br

http://ri.embraer.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2012

Embraer S.A.

By:	/s/ Frederico Pinheiro Fleury Curado
	Name:	Frederico Pinheiro Fleury Curado
	Title:	President and Chief Executive Officer